UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SOMANETICS CORPORATION
(Name of Subject Company)
SOMANETICS CORPORATION
(Name of Person Filing Statement)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
834445405
(CUSIP Number of Class of Securities)

Bruce J. Barrett
President and Chief Executive Officer
2600 Troy Center Drive
Troy, MI 48084-4771
(248) 244-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Charles Nathan
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1200
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
INDEX TO EXHIBITS

This Amendment No. 5 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 25, 2010 (as amended from time to time, the “Schedule 14D-9”) by Somanetics Corporation, a Michigan corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Covidien DE Corp., a Delaware corporation (“Sub”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware company (“Parent”) and a wholly owned indirect subsidiary of Covidien plc, to purchase all of the outstanding common shares, par value $0.01 per share, of the Company (collectively, the “Shares”) at a purchase price of $25.00 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated June 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (as amended and supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following headings and paragraphs after the first paragraph on page 34 under the heading “Annual and Quarterly Reports”:
Expiration of the Offer.
The Offer expired at 12:01 a.m. (New York City time), on July 27, 2010. Based on final information provided by the depository for the Offer, as of 12:01 a.m. (New York City time) on July 27, 2010, approximately 9,583,628 Shares had been validly tendered and not withdrawn from the Offer, representing a total of 80.17% of the 11,953,384 outstanding Shares as of 12:01 a.m. (New York City time) on July 27, 2010. Additionally, the depositary for the Offer has advised Parent and Sub that an additional 581,060 Shares have been tendered by notice of guaranteed delivery. Sub has accepted for payment all Shares validly tendered in the Offer.
On July 27, 2010, Covidien plc issued a press release announcing the results of the Offer. A copy of the press release is filed as Exhibit (a)(13) hereto and is incorporated herein by reference.
Item 9. Exhibits.
Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:
(a)(13) Press Release, dated July 27, 2010, by Covidien Plc (incorporated herein by reference to Exhibit (a)(5)(E) to Amendment No. 5 to the Tender Offer Statement filed on Schedule TO by Covidien DE Corp. and United States Surgical Corporation on July 27, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Somanetics Corporation
By:	/s/ Bruce J. Barrett
Bruce J. Barrett
President and Chief Executive Officer

Dated: July 27, 2010

INDEX TO EXHIBITS
(a)(13) Press Release, dated July 27, 2010, by Covidien Plc (incorporated herein by reference to Exhibit (a)(5)(E) to Amendment No. 5 to the Tender Offer Statement filed on Schedule TO by Covidien DE and United States Surgical Corporation on July 27, 2010).